September 6, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attention:      Stephen G. Krikorian, Accounting Branch Chief

Lisa Mitrovich, Assistant Chief Accountant

Jason Niethammer

Re:      InFocus Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

File No. 000-18908

Ladies and Gentlemen:

InFocus Corporation (“InFocus” or the “Company”) is responding via EDGAR to the comment of the Staff of the Securities and Exchange Commission set forth in the Staff’s letter dated August 19, 2005 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2004, the Company’s Form 10-Q for the fiscal quarter ended March 31, 2005 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2005.

For ease of reference by the Staff in reviewing the Company’s responses to each of the comments and as requested by the Staff, each comment is referred to separately by the number set forth in the letter from the Staff dated August19, 2005.

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

Other Income (Expense), page 22

Prior Comment No. 1

COMMENT 1:                 We note the calculation of your average income before income taxes for the last five years when calculating the third criteria set forth in Rule 1-02(w) of Regulation S-X.  Note that when computing the average pretax income, any loss years should be assigned a value of zero in computing the numerator for this average, but the denominator should be 5.  Accordingly, it appears that your equity income from Motif ($2.4 million) exceeds 10% of your average income before taxes for the last five years, and disclosures under Rule 4-08(g) of Regulation S-X for your Motif investment are required.

RESPONSE:                       InFocus has evaluated the requirements in Rule 1-02 (w) of Regulation S-X and is in agreement with the conclusion reached by the staff.  When calculating the average pretax income as set forth in Rule 1-02(w) of Regulation S-X, any loss years should be assigned a value of zero in the numerator, but the denominator should still be set to 5.

In applying this formula to InFocus, the average income for the last five years, including 5 as the denominator, is equal to $22.7 million.  The InFocus equity in the income from Motif in 2004 was $2.4 million, which when compared to the average income of $22.7 million equates to 10.6% of InFocus average income before income tax for the five year period.  Since the result of this calculation exceeds 10%, disclosure under Rule 4-08(g) of Regulation S-X is required.  This disclosure requires summarized information related to assets, liabilities, and results of operations for Motif to be presented in the notes to the financial statements of InFocus.

The omitted disclosure would appear in the company’s financial statements as follows:

Motif, Inc

Summarized Balance Sheet Information at

December 31,

(In thousands)

	2004	2003
Current assets (cash)	$1,530	$969
Noncurrent assets	—	—
Total assets	1,530	969
Current liabilities	923	935
Noncurrent liabilities	—	—
Total liabilities	$923	$935

Summarized Income Statement

Information

(In thousands)

	2004	2003	2002
Revenues	$5,907	$1,456	$464
Gross Margin	$5,907	$1,456	$464
Net income	$4,722	$1,236	$290

In determining whether the omission of the disclosure of the summarized assets, liabilities, and results of operations for Motif was material in nature, InFocus reviewed SEC Staff Accounting Bulletin No. 99 on materiality.  Staff Accounting Bulletin No. 99 notes that a matter would be considered material if there were a substantial likelihood that a reasonable person would consider the omission important.  Staff Accounting Bulletin No. 99 also requires review of both quantitative and qualitative measures when evaluating materiality.  After reviewing the relevant facts and circumstances, InFocus has concluded that the omission of the disclosure is not material to its financial statements.

Some of the factors analyzed in evaluating materiality were Motif’s overall materiality to InFocus as a whole, whether the omission masked a change in earnings or other trends and whether the omission impacted multiple years.  As background, Motif is a standalone intellectual property licensing company with no full time employees and is not a key component of the overall InFocus business.  In addition, Motif assets, liabilities, and revenues compared to InFocus assets, liabilities, and revenues are less than 1%.  Lastly, the required disclosure was triggered only by 2004 results and only by a very small margin.  As a result, InFocus does not believe that inclusion of the omitted disclosure would be material to the reader of the InFocus financial statements when taken as a whole.

In addition, InFocus disclosed the amount included in other income for the InFocus share of the equity in the earnings of Motif along with a general description of Motif in the other income(expense) section of the MD&A for the Form 10-K for Fiscal Year Ended December 31, 2004.

Therefore, InFocus does not plan to amend its Form 10-K for Fiscal Year Ended December 31, 2004 and will incorporate this disclosure in its Form 10-K for Fiscal Year Ending December 31, 2005.

In response to the Staff’s specific request, the Company also acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in a proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

We trust you will find the foregoing responsive to the comments of the Staff.  Please direct any questions or comments regarding this filing to the undersigned at (503) 685-8603.

Sincerely,

Mike Yonker
Executive Vice President,
Chief Financial Officer and Secretary (Principal Financial Officer)